

QUEENSTON Mining Inc. GLOBEX

Queenston Mining Inc.
1116-111 Richmond St. W.
Toronto, Ontario M5H 2G4
Phone: 416-364-0001
www.queenston.ca

Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec J8X 2J3
Phone: 819-797-5242
www.globexmining.com

JOINT NEWS RELEASE
June 29, 2005

QUEENSTON-GLOBEX JOINT VENTURE ANNOUNCE SECOND PHASE DRILLING RESULTS AT WOOD-PANDORA PLAN THIRD PHASE OF DRILLING

Joint Venture partners, Queenston Mining Inc. (TSX:QMI) (50%) and Globex Mining Enterprises Inc. (TSX:GMX) (50%) announce results of a three hole, 942.7 m Phase 2 diamond drilling program at their Wood-Pandora property located in Cadillac Township, Quebec. The drilling targeted the gold horizon within the Cadillac Break that hosts the 1.6 million ounce, Lapa gold deposit located 3 km to the east of the property where Agnico-Eagle Mines Ltd. has commenced a US $30 million underground development program.

The joint venture property contains four shallow gold zones (Wood, Piche, # 3 Shaft and Amm) and three shafts from which historic production of 53,592 oz. of gold was produced between 1938-1941 from 314,100 t averaging 5.3 g/t. On the Wood Zone, a historic, pre NI 43-101, inferred mineral resource of 1 Mt grading 5.5 g/t is reported per H. J. Bergman, P. Eng., in federal government files. The property covers a 3.5 km section of the Cadillac Break, a regional gold corridor which hosts many of the deposits in the area. At Wood-Pandora, gold mineralization occurs within and adjacent to the Cadillac Break in both Piche Group volcanic rocks and Cadillac Group sedimentary rocks.

The highlight of the recent drilling is the intersection of a wide zone of gold mineralization assaying 3.0 g/t over a core length of 9.0 m (6.1 m true width) in hole W05-05. This is a new zone that may correlate to the Wood D Zone, hosted in the Piche Group south of the Wood mine workings. Information from historic reports indicates that the D Zone was only partially explored from underground. The remaining two holes of the program targeted the Piche Group volcanics and Cadillac Group sediments 1,000 m east of the Wood mine where previous historic drilling and two holes in the first phase program intersected significant gold intersections. Hole W05-06 intersected multiple zones of gold mineralization with a best interval of 4.3 g/t over a core length of 4.5 m (3.6 m true width) including 11.1 g/t over 1.3 m and hole W05-07 intersected lower grade zones of similar mineralization with a best interval of 1.6 g/t over a core length of 2.9 m (1.7 m true width).

A list of the 6 holes (3,383.7 m) completed during the first and second phases of drilling are presented in the table accompanying this news release. Holes W05-03, -04, -06 and -07 drilled over a strike length of approximately 200 m and to an average depth of 150 m, all intersected sub-economic gold mineralization associated with a strongly altered package of volcanic and sedimentary rocks. Deep hole W04-02a intersected the same package of rocks at 1000 m below surface intersecting anomalous gold values. The joint venture is encouraged with the results of the drilling program as it continues to encounter gold mineralization along the same structural corridor (Cadillac Break) and in the same rocks that host the Lapa deposit. Also, the gold mineralization (D Zone) intersected in hole W05-05 opens up new potential along the southern portion of the corridor. The joint venture is planning further drilling, initially to test the D Zone then other targets on the property.

For further information on the Wood-Pandora project see joint news releases issued on September 14, 2004 and March 2, 2005 available on the Companies' web sites.

The Wood-Pandora drilling program was supervised by Globex's Exploration Manager and qualified person Ray V. Zalnieriunas, P. Geo. employing a QA/QC program consistent with National Instrument 43-101 and industry best practices. The drill core was logged and split and half-core samples were analyzed by standard fire assay with atomic absorption or gravimetric finish at Expert Laboratory Inc. of Rouyn-Noranda, Quebec. Geochemical assays greater than 1 g/t were subjected to a gravimetric fire assay.

For further information contact:

QUEENSTON MINING INC.
Charles E. Page, P.Geo., President & CEO
Hugh D. Harbinson, Chairman
Tel: (416) 364-0001 Fax: (416) 364-5098
Email: info@queenston.ca
Website: www.queenston.ca

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo., President & CEO
Tel: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Website: www.globexmining.com

Table of Wood-Pandora Diamond Drilling Results – Phase 1 and 2 Programs

(to accompany joint News Release issued on June 29, 2005)

Hole #	Coordinates	Dip (°)	From (m)	To (m)	Interval (m)	TW (m)	Gold (g/t)
W04-02a	15+86E, 19+39N	-85 N	1020.9	1031.4	10.5	5.4	1.2
		including	1020.9	1023.1	2.2	1.1	2.9
		including	1030.4	1031.4	1.0	0.5	3.5
			1080.0	1081.0	1.0	0.6	1.7
W05-03	13+37E, 20+87N	-60 N	115.8	116.3	0.5	0.3	6.9
			334.8	339.9	5.1	3.9	1.0
			354.5	356.1	1.6	1.2	4.8 vg
			375.3	**378.4**	**3.1**	**2.4**	**6.0 vg**
		including	377.2	378.4	1.2	0.9	14.6 vg
W05-04	15+54E, 21+34N	-60 N	263.7	268.0	4.3	3.0	4.1 vg
		including	267.5	268.0	0.5	0.3	20.2 vg
			278.3	283.5	5.2	3.7	2.2
		including	280.5	283.5	3.0	2.1	3.6
			317.6	325.8	8.2	6.0	4.2 vg
		including	**317.6**	**322.7**	**5.1**	**3.9**	**6.1 vg**
		including	317.6	319.0	1.4	1.0	13.5 vg
		including	320.8	322.7	1.9	1.4	6.4
W05-05	3+50E, 19+00N	-57N	149.0	159.0	10.0	6.9	1.2
			215.5	230.5	15.0	10.2	2.2
		including	**215.5**	**224.5**	**9.0**	**6.1**	**3.0 vg**
		and	218.6	222.0	3.4	2.3	4.9 vg
W05-06	15+48E, 22+00N	-46N	115.8	119.8	4.0	3.1	1.7
			124.0	129.5	5.5	4.3	1.2
			136.6	141.5	4.9	3.8	1.9
		including	141.0	141.5	0.5	0.4	15.4
			159.1	166.0	6.9	5.5	1.4
		including	164.8	166.0	1.2	1.0	5.2
			174.5	**179.0**	**4.5**	**3.6**	**4.3**
		Including	177.8	179.0	1.2	1.0	11.1
			184.8	189.7	4.9	4.0	2.2
W05-07	14+49E, 21+50N		243.0	251.1	8.1	4.6	1.2
			255.7	257.5	1.8	1.0	1.5
			271.0	273.9	2.9	1.7	1.6

(vg=visible gold)

PRESS RELEASE


GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

14,033,538 shares issued and outstanding

June 10, 2005

GLOBEX VENDING MOOSELAND GOLD DEPOSIT TO BROOKMOUNT

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange and GLBXF: Pink Sheets - U.S.) is pleased to announce that an agreement has been reached with **Brookmount Explorations Inc. (BMXI: OTC BB)** whereby Brookmount can earn 100% interest in Globex's Mooseland gold deposit located in Halifax County, Nova Scotia.

The Mooseland property had been subject to an option by Azure Resources Corp., which was terminated as of June 1, 2005 due to Azure's inability to meet certain financial commitments.

Under the new agreement with Brookmount Explorations Inc., Brookmount can earn 100% interest in the property by doing the following;

(1) Immediately issuing 500,000 Brookmount shares to Globex.

(2) Paying Globex $250,000 on or before July 1, 2005.

(3) Paying Globex $750,000 on or before September 30, 2005.

(4) Reserving for Globex a 1½% Net Metal Royalty on any and all production from the property.

The Mooseland property is an advanced gold project with defined gold zones and both shaft and ramp access.

Globex Mining Enterprises Inc. holds a diversified portfolio of **over 60 mineral properties** both in Canada and the U.S., including numerous gold prospects, more than 20 of which are advanced exploration projects, a number of base metal properties including drill defined sulphide copper, zinc, gold and silver bodies, two diamond projects, one molybdenum project, one magnesium-talc project and one six property uranium-gold project. Globex derives revenue and advances exploration or development through the optioning of its properties while retaining royalties on possible future production. In addition to those already under option, management is currently in discussion with several parties interested in optioning various Globex properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

We seek safe harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com